UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

Xun Energy, Inc.

(Name of Company)

Common Stock

(Title of Class of Securities)

98418U10

(CUSIP Number)

Jerry G. Mikolajczyk

12518 NE Airport Way

Suite 148, No. 156

Portland, OR 97230

(775) 200-0505

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 98418U10 Page 1 of 6 Pages
1. Names of Reporting Persons. Jerry G. Mikolajczyk
2. Check the Appropriate Box if a Member of a Group
(b) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 193,200,000 shares of Common Stock
8. Share Voting Power -0-
9. Sole Dispositive Power 193,200,000 shares of Common Stock
10. Share Dispositive Power -0-
11. Aggregate Amount Beneficially Owned by Each Reporting Person 193,200,000 shares of Common Stock
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13. Percent of Class Represented by Amount in Row (11) 61.8%
14. Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 98418U10

Page 3 of 6 Pages

This Statement on Schedule 13D (this “Statement”) is being filed by Jerry G. Mikolajczyk  (the “Reporting Person”) with respect to shares of Common Stock, $0.0001 par value (the “Common Stock”) of Xun Energy, Inc. he beneficially own.

ITEM 1.  SECURITY AND COMPANY

The title of the class of equity securities to which this Statement relates is the Common Stock of Xun Energy, Inc., a Nevada corporation (the “Company”).  The address of the Company is 12518 NE Airport Way, Suite 148, No. 156, Portland, Oregon 97230.

ITEM 2.  IDENTITY AND BACKGROUND

This Statement is being filed by Jerry G. Mikolajczyk.  He is a Canadian citizen. He is a permanent resident of the United States. His principal occupation is President and Chief Financial Officer of the Company.  The address of the Reporting Persons is 12518 NE Airport Way, Suite 148, No. 156, Portland, Oregon 97230.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining him or it of future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person purchased and beneficially owns 193,200,000 shares (the “Shares”) of Common Stock for which he paid an aggregate of $154,962.53.  The source of the funds for these Shares was the personal funds of Mr. Mikolajczyk.

ITEM 4.  PURPOSE OF TRANSACTION

On May 31, 2011,  Mr. Mikolajczyk purchased 180,000,000 shares of Common Stock from Peter Matousek, who was the President, Chief Executive Officer and a director of the Company, for $142,500.  Mr. Mikolajczyk had previously purchased 13,200,000 shares of Common Stock from an unrelated third party for $12,462.53.  Simultaneously with the May 31, 2011 purchase, Mr. Mikolajczyk became the President, Chief Executive Officer, Chief Financial Officer and a director of the Company, and Mr. Matousek resigned his positions as President and Chief Executive Officer, while remaining a director of the Company.  In addition, as an officer of Comtax Services, Inc. (“Comtax”), Mr. Mikolajczyk had performed special accounting and consulting services to the Company through a consulting contract between the Company and Comtax.  As of May 31, 2011, he terminated his position with Comtax.  Comtax is wholly-owned by an associate of Mr. Mikolajczyk.

SCHEDULE 13D

CUSIP No. 98418U10

Page 4 of 6 Pages

 Mr. Mikolajczyk’s purpose for the foregoing purchases of the Shares and his becoming an executive officer and director of the Company was to obtain a controlling position in the Company to enable him to have the opportunity to undertake the expansion of the Company’s oil and gas operations.  As previously disclosed by the Company, its initial business plan was to develop a website related to the residential real estate foreclosure market, but that plan was never realized.  The Company then entered into a Share Exchange Agreement to effect a reverse takeover (RTO) with a corporation engaged in the development and installation of various solar energy projects in China, however, the Share Exchange Agreement was terminated in May 2010 prior to closing and the RTO did not take place. In connection with the proposed Share Exchange transaction, the Company had retained Comtax for accounting and consulting services, which included the services of Mr. Mikolajczyk.  The Comtax consultancy continued  after termination of that transaction.  The Company began seeking other business opportunities.  In February 2011, the Company entered the oil and gas business by acquiring some leases and commencing production on one lease.

Mr. Mikolajczyk sought to expand the business plan for the Company’s oil and gas operations, to resolve outstanding questions regarding the Company’s indebtedness and outstanding capital stock, and to seek outside financing for the oil and gas operations.

The Reporting Person has no present intention to engage or cause the Company to engage in any of the transactions or activities specified in paragraphs (a) through (j) of this Item 4 other than as set forth in the immediately preceding paragraphs.  However, the Reporting Person reserves the right, either individually or together with other persons, to act in respect of his interest in the Company in accordance with his best judgment in light of the circumstances existing at that time, which may include purchasing or selling Shares or other actions with respect to the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

(a)

The Reporting Person beneficially own 193,200,000 shares of Common Stock, consisting of 180,000,000 shares directly owned by Mr. Mikolajczyk and 13,200,000 shares indirectly owned by him through Lighthouse Investments, which is a business name used by Mr. Mikolajczyk.  The Shares represent approximately 61.8% of the 312,501,000 shares of Common Stock outstanding as of April 19, 2011, as reported in the Company’s Form 10-Q for the fiscal quarter ended February 28, 2011, which was the last public filing by the Company reporting the number of outstanding shares of Common Stock prior to the obligation to file this Schedule.  The Reporting Person disclaims beneficial ownership of shares of the Common Stock owned by Comtax and persons associated with Mr. Mikolajczyk.

(b)

The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Shares.

(c)

During the past 60 days the Reporting Person had the following transactions in the Shares:

On May 31, 2011, Mr. Mikolajczyk acquired 180,000,000 shares of Common Stock from a former officer of the Company in connection with his assumption of such officer’s liabilities of $142,500 on a note to Comtax.

SCHEDULE 13D

CUSIP No. 98418U10

Page 5 of 6 Pages

(d)–(e)

Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None

CUSIP No. 98418U10

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 4, 2013

By: /s/ Jerry G. Mikolajczyk

Jerry G. Mikolajczyk